# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEMRUSH HOLDINGS, INC., CIK 0001831840
CUSIP: 81686C104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 800 BOYLSTON STREET, SUITE 2475, BOSTON, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001853317

## Reporting persons
- SEMR Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Cyprus (G4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SEMRUSH HOLDINGS, INC.
Address of issuer's principal executive offices: 800 BOYLSTON STREET, SUITE 2475, BOSTON, MA 02199

## Item 2. Person Filing
Name of person filing: SEMR Holdings Limited
Address of principal business office or, if none, residence: 2-4 Arch. Makarios III Avenue, 9th Floor, Capital Centre, Nicosia, P.C., Cyprus 1065
Citizenship: Cyprus

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Percent of class: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Sole power to vote or to direct the vote: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Shared power to vote or to direct the vote: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Sole power to dispose or to direct the disposition: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.
Shared power to dispose or to direct the disposition: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G/A.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SEMR Holdings Limited: /s/ Joshua Posner, Joshua Posner/Authorized Signatory (04/14/2026)